Gazit Globe Israel

Company Presentation 2017


1

This presentation was prepared by Gazit Globe Ltd. (the "Company") and does not constitute a prospectus or other offering document or an offer to purchase or sell securities of the Company, nor does it constitute a solicitation, invitation or offer to purchase or subscribe for securities of the Company and is intended for informational purposes only. The information included in this presentation (the "Information") is presented for convenience only and does not constitute advice, a recommendation, opinion, or a basis for making a decision to invest in any securities, and any investment in the Company is at the investor's sole discretion.

Any Information contained in this presentation regarding the Company or the Group is a summary only, and this presentation does not purport to include all Information concerning the Company, the Group, or their activities and reference is hereby made to the Company's publicly filed reports to obtain more complete information on the Company and its business. The Company does not undertake any responsibility for the completeness or accuracy of the Information and is not responsible for any damages or losses that may be caused as a result of the use of the Information. Except for any obligations to disclose information as required by applicable securities laws, the Company undertakes no obligation to update the Information or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or of which the Company becomes aware, after the date of this presentation or for any other reason.

This presentation contains forward-looking statements, within the meaning of applicable securities laws, including forecasts, assumptions, estimates or any other information that relates to future events and matters, the occurrence of which are uncertain and are not under the control of the Company. All statements other than statements of historical facts are statements that constitute forward-looking information and which may be identified by the use of language such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "will" and similar terms and phrases.

The primary facts and data used as the basis for this presentation reflect the present state of the Company and its business, its current operations, and the macro-economics, as known to the Company at the time this presentation was prepared. In addition to the information in the Company's possession, including public data and publications which were not independently reviewed by the Company's management and for which the Company undertakes no responsibility, the Information contained herein is primarily based on the Company's forecasts and assumptions regarding future prospects and plans relating to its business and operations and on the realization of such prospects and plans.

The Company provides no assurance that its forecasts or assumptions will materialize, and the results of the Company's operations may materially differ from anticipated or implied results, including without limitation, due to a change in any of the Company's operations, business, macro-economics,, market, environmental conditions or a change in regulations, or due to risk factors to which the Company is exposed, including the risk factors described in greater detail in the Company's periodic and annual reports, the registration statement on Form F-1, the annual report on Form 20-F and contained in other reports filed with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including the risk factors described under the heading "Risk Factors" in such filings.

Company Assets in Israel

- 11 income producing assets
- 2 assets under development:
- G.L.A of 206,000 s.q.m
- 226 dunam


G Horev Center
Haifa
G.L.A: 12,462
7.0 DUNAM
Cinemall
Haifa
G.L.A: 30,499
38.6 DUNAM
G
(51%)
Yoqne'am
G.L.A: 16,018
25.0 DUNAM
G Kfar Saba
(51%)
Kfar Saba
G.L.A: 42,262
53.7 DUNAM
G Tel Baruch
Tel-Aviv
G.L.A: 7,302
4.0 DUNAM
G Tzameret
Tel-Aviv
G.L.A: 7,762
2.7 DUNAM
G Ramat Aviv
(80%)
Tel-Aviv
G.L.A: 8,789
5.4 DUNAM
G Yavne
(73%)
Yavne
G.L.A: 10,241
7.1 DUNAM
G Rothschild
(51%)
Rishon LeZion
G.L.A: 12,975
3.5 DUNAM
G Cinema City
Rishon LeZion
G.L.A: 21,393
17.4 DUNAM
G One
Rishon LeZion
G.L.A: 22,993
G Two
Rishon LeZion
G.L.A: 21,163
17.8 DUNAM
G Fashion
Rishon LeZion
G.L.A: 13,265
11.1 DUNAM
G WEST

Company Strategy



- Locating potential lands and assets
- Purchasing, entrepreneurship and development
- Construction and asset betterment
- Specializing in the management of urban centers in a day-to-day mix in quality residential neighborhood centers as well as large supermarket-anchored centers
- Building the right tenant mix with the help of our experienced management team

Gazit Globe Israel – the Company Development from its Establishment


Finishing construction of G Fashion
G Ramat Aviv
Finishing the renovation of G Tel Baruch and Horev and renovating G One
Beginning works for the establishment of G Fashion
Opening G Yavne
Construction of G Yavne
Finishing the renovation of G Yoqne'am
Opening G Tzameret
Opening G Cinema City, entering a partnership with Harel Insurance Company
Opening G Kfar Saba
Purchasing the land of G Fashion
Purchasing land in Kfar Saba, finishing the renovation of G Rothschild
Purchasing additional yielding assets
Purchasing G Rothschild and G Tel Baruch
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019+
G.L.A
19,000
85,000
158,000
193,000
206,000
228,000

G West Rishon LeZion West

- The company owns commercial areas spanning approximately 81 dunam.
- Upon finishing construction of G Fashion and expanding G One, the company will own a G.L.A. of approximately 82,000 F.Q.M on this axis.
- The company has additional building rights to utilize approximately 77,000 square meters in these assets.
- The number of residents at a radius of approximately 10 km: ~ 1,100,000.
- More than 10 million visitors a year.


G One
G Fashion
G Two
G Cinema City

G West the Company Capacities

	G.L.A Upon purchasing	G.L.A Today	G.L.A at the end of construction and renovation
Cinema City	Land	21.392	21.392
G Two	16.954	21.153	21.153
Fashion	Land	Under construction	13.265 (2019*)
G One	23.977	23.977	25.664
Total	40.931	66.522	81.474

The company owns approximately 77,000 square meters of additional rights on the G West axis.

G Cinema City


Construction 2009


Purchasing the land 2006


Opening 2010

G Two – G West


ARAD
PHARMACY
SUPER-PHARM
סופר-פארם


ACE
ACE

G West – Renovation of G One


OUTLET
Gali
הלפרין


DECATHLON
FASHION
HOME
SPORT
Gali

G West – Developing G Fashion

LOCATION
LOCATION
LOCATION





LIVE YOUR LIFE
adidas

G West – the Vision



G Kfar Saba

G Kfar Saba is the largest asset in the Sharon region, spanning an area of approximately 54 dunam.

The asset development:

Stage A: opening the open-air shopping center

Stage B: opening the closed shopping mall

Stage C: establishing the cinema area and Shufersal

The company owns approximately 40,000 sqm of additional building rights in the property

Partner in the asset: Harel Insurance Company (49%)


Stage A
Stage B
Stage C

G Kfar Saba


Purchasing the land 2007


Packer Steel Factory


Opening 2009


Construction 2008

G Centers in Tel-Aviv

In Tel-Aviv, the company owns 2 neighborhood commercial centers at a G.L.A area of approximately 15,000 F.Q.M spread on 6.7 dunam.
In addition, the company holds additional land for future construction of a commercial center and a residential tower in Ramat Aviv neighborhood.

G Tzameret

A boutique center located in the heart of the luxurious Tel-Aviv Tzameret neighborhood and close to the central Ayalon roads.
The center offers its visitors a combination of unique day-to-day shops, a supermarket, a pharmacy, alongside a culinary center which includes Israel's leading cafés, restaurants and delis, a private banking center and more.



G Tel Baruch

A neighborhood commercial center located at the heart of Tel Baruch North neighborhood.
A comprehensive renovation of the center has just finished, which included adding areas and renewing the center's façade.
The center provides the neighborhood residents with a variety of businesses, including cafés, a supermarket, a pharmacy, a health center, clinics, post office and more.



G Ramat Aviv

Currently in stages of planning and development, and will combine a shopping center at an area of approximately 8,800 square meters alongside 212 residential units, located on 5.4 dunam



G Tel Baruch – From Purchasing to Prefent Day

Purchase date: 12/2005

	Upon purchasing	Today
G.L.A.	5.900 square meters	7.300 square meters
N.O.I	5.5 million ILS	10.0 million ILS
Price of purchasing and renovating	66.4 million ILS	89.4 million ILS
Asset value	66.4 million ILS	145.0 million ILS



Distribution of Company Activity Areas according to N.O.I

	NOI%
Supermarkets and pharmacies	14%
Health and fitness	5%
Restaurants	18%
Leisure	12%
D.I.Y, electricity, electronics and houseware	12%
Fashion and Sport	30%
Other	9%

Summary

- 11 income producing assets
- 2 assets under development
- G.L.A of 206,000 s.q.m
- 226 dunam
- Approximately 190,000 s.q.m. of additional building rights
- The company has a proven track record of growth in its portfolio and managing its assets.

  This past year the company focused on developing its assets, renovating G Tel Baruch, G Horev and construction of G Fashion.
- The company is always seeking new opportunities to allow for further growth and to continue to be a leading force in the commercial real estate market in Israel





Gazit Globe Israel

Where Excellence Meets Location

LOCATION
LOCATION
LOCATION



Gazit Brasil Institutional Presentation
June 2017
LOCATION
LOCATION
LOCATION
FOREVER 21
TOP CENTER
veja
DHL

Disclaimer

This presentation was prepared by Gazit Globe Ltd. (the "**Company**") and does not constitute a prospectus or other offering document or an offer to purchase or sell securities of the Company, nor does it constitute a solicitation, invitation or offer to purchase or subscribe for securities of the Company and is intended for informational purposes only. The information included in this presentation (the "**Information**") is presented for convenience only and does not constitute advice, a recommendation, opinion, or a basis for making a decision to invest in any securities, and any investment in the Company is at the investor's sole discretion.

Any Information contained in this presentation regarding the Company or the Group is a summary only, and this presentation does not purport to include all Information concerning the Company, the Group, or their activities and reference is hereby made to the Company's publicly filed reports to obtain more complete information on the Company and its business. The Company does not undertake any responsibility for the completeness or accuracy of the Information and is not responsible for any damages or losses that may be caused as a result of the use of the Information. Except for any obligations to disclose information as required by applicable securities laws, the Company undertakes no obligation to update the Information or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or of which the Company becomes aware, after the date of this presentation or for any other reason.

This presentation contains forward-looking statements, within the meaning of applicable securities laws, including forecasts, assumptions, estimates or any other information that relates to future events and matters, the occurrence of which are uncertain and are not under the control of the Company. All statements other than statements of historical facts are statements that constitute forward-looking information and which may be identified by the use of language such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "will" and similar terms and phrases.

The primary facts and data used as the basis for this presentation reflect the present state of the Company and its business, its current operations, and the macro-economics, as known to the Company at the time this presentation was prepared. In addition to the information in the Company's possession, including public data and publications which were not independently reviewed by the Company's management and for which the Company undertakes no responsibility, the Information contained herein is primarily based on the Company's forecasts and assumptions regarding future prospects and plans relating to its business and operations and on the realization of such prospects and plans.

The Company provides no assurance that its forecasts or assumptions will materialize, and the results of the Company's operations may materially differ from anticipated or implied results, including without limitation, due to a change in any of the Company's operations, business, macro-economics,, market, environmental conditions or a change in regulations, or due to risk factors to which the Company is exposed, including the risk factors described in greater detail in the Company's periodic and annual reports, the registration statement on Form F-1, the annual report on Form 20-F and contained in other reports filed with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including the risk factors described under the heading "Risk Factors" in such filings.

Brazil at Glance

The world's 5th largest country by land area (8.5 million sq. km) and population

GDP - 9th largest economy in the world



USDbn
US 17,947
China 10,983
Japan 4,123
Germany 3,358
UK 2,849
France 2,422
India 2,091
Italy 1,816
Brazil 1,773
Canada 1,552

Projected Brazil's Population



mm inhabitants
208
229
238
2015
2030
2050

Historical Foreign Direct Investment (FDI)



USDbn
76.1
53.1
73.1
64.6
64.5
2012
2013
2014
2015
2016

World's largest producer/exporter of coffee, soybeans, sugar and orange juice

1) Source: IMF, WEO Database United Nations, World Bank, PWC

Why Sao Paulo?



- Sao Paulo represents 20% of Brazil's population:
  - 21 million inhabitants (Metropolitan Region); 44 million (state)
  - 32% of the nation's GDP (Sao Paulo State)



- Alpha City and Business Capital of South America
- Latin America headquarters of 65% of Fortune 500 Companies
- The leading city for FDI (foreign direct investment) in Latin America

Shopping Malls in Brazil

Low Penetration

(Total GLA m²/ 1000 inhabitants)


2,180
1,290
828
291
289
219
163
105
70
USA
Canada
Australia
Portugal
Spain
France
Germany
Mexico
Brazil

- Underpenetrated in shopping center space compared to other countries
- Still a fragmented market with consolidation process underway
- Limited presence from global shopping mall operators

Brazilian Consumer Spending

Significant Opportunity to capture this growth


R$1.3 trn
R$3.6 trn
R$6.5 trn
2005
2015
2025

LOCATION
LOCATION
LOCATION

Source: Abrasce (Brazil ICSC), Oxford Economics (July 2016)

Acquire, transform and reposition "A location assets" with value add opportunities

9 income-producing assets with a GLA of approximately 144,000 sqm

1 Cidade Jardim	2 Morumbi Town	3 Top Center	4 Shopping Light	5 Eldorado	6 Extra Itaim	7 Mais Shopping	8 Prado Blvd	9 San Pelegrino
192 tenants	144 tenants	115 tenants	165 tenants	427 tenants	23 tenants	246 tenants	81 tenants	102 tenants
39,000 sqm GLA: 33% ownership	Owned GLA: 31,000 sqm	Owned GLA: 20,020 sqm	Owned GLA: 18,422 sqm	76,750 sqm GLA: 4.3% ownership	Owned GLA: 18,260 sqm	Owned GLA: 13,000 sqm	Owned GLA: 9,700 sqm	Owned GLA: 17,200 sqm



Investment - 9x growth since 2012

R$ in mm


R$235
R$321
R$611
R$1,541
R$1,854
2012
2013
2014
2015
2016

Sao Paulo 7km radius portfolio


1
2
3
4
5
6
7
Office
3km
5km
7km

LOCATION
LOCATION
LOCATION

Iconic Real Estate with strong demographics


Extra Itaim
Top Center
Eldorado
Cidade Jardim
Shopping Light
Mais Shopping
Morumbi Town
Sao Paulo Average: R$60K
Brazil Average: R$30K
Median Household Income (R$)
200k
175k
150k
125k
100k
50k
25k
0k
250k
500k
750k
1.000k
1.250k
Population

Avenida Paulista – Century of Growth

With 1.5M pedestrians on a daily basis, Avenida Paulista has evolved into a destination for universities, museums, cinemas, arts and cultural centers.



Avenida Paulista
Avenida Paulista

Top Center Shopping, Sao Paulo


FOREVER 21
TOP CENTER
After

Re-tenanted + re-positioned
(95% of stores)
while achieving
100% occupancy

Approx. **70% NOI growth**
(R$9.6M in acquisition to R$16.6M including Decathlon)


Yield on Cost (Shopping)
6.5%
5.2%
7.8%
9.0%
9.8%
2014
2015
2016
2017
2017 + Decathlon


TOP CENTER
Before

Top Center Case Study - Timeline

2014



Top Center Shopping acquired; negotiated with tenants and submitted plans to the municipality

2015



Renovated the shopping, re-tenant 80% of the mix with international brands such as Forever 21 and MAC Estee Lauder

2016



Acquired office tower and parking garage and took over management of the complex



Excellence in Tenant Mix Transformation (2016)

2017


DECATHLON

Revamped the office lobby, signed with Decathlon for its flagship store and offices



Top Center Case Study - Before and After (Key Tenants)

Before


VIENA EXPRESS


FOTOTICA


ANY ANY

After


FOREVER 21


MAC


BACIO di LATTE

Morumbi Town Shopping, Sao Paulo


MORUMBI TOWN
2016

Redeveloped and transformed a strip center to a shopping mall focused on everyday life needs, leisure and entertainment. Conveniently surrounded by top private schools.


2014

Major Tenants:

Zaffari
TRAMONTINA
ANACA CORPO E MOVIMENTO
CINESYSTEM CINEMAS
RENNER
UrbanMotion
BANCO DO BRASIL
TOK&STOK
BIO RITMO ACADEMIA

Morumbi Town Shopping, Sao Paulo

Development project successfully delivered on time and on budget – 97% leased



R. Nelson Gama de Oliveira
Vila Andrade
Giovanni Gronchi
Image © 2015 DigitalGlobe

2010



Giovanni Gronchi

2013

Demos	5km
Population	970,000
Households	305,000
Annual Avg HH Income	R$ 100,000

As of July, 2015

LOCATION
LOCATION
LOCATION

Morumbi Town Shopping, Sao Paulo


PIZZA MAKERS
GIRAFFAS


Zaffari


CINESYSTEM


GENERAL PRIME BURGER
CINESYSTEM


PRÊMIO LIDE DO
VAREJO
Architecture & Design
(2016)

Cidade Jardim Shopping, Sao Paulo



An iconic luxurious shopping mall based on the most elegant and sophisticated retail streets in the world.



Major Tenants:

PRADA
Ermenegildo Zegna
CHANEL
HERMÈS PARIS
LOUIS VUITTON
ROLEX
GUCCI
Salvatore Ferragamo

Shopping Light, Sao Paulo



Iconic building since 1929 in Downtown Sao Paulo, across from City Hall and Municipal Theater with over 12M annual visitors



Major Tenants:

Pizza Hut
RENNER
TOMMY HILFIGER
ck Calvin Klein
AMERICANAS
BURGER KING
McDonald's
TRACK&FIELD
LACOSTE

Potential - Extra Itaim, Sao Paulo

Prime urban real estate asset located in the new financial center with international firms such as Bloomberg, Goldman Sachs, Google, Facebook and Credit Suisse.



Land Area of
~18,000 sqm
Avenida Juscelino Kubitschek

LOCATION
LOCATION
LOCATION

GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE